Consent of Independent Registered Public Accounting Firm

We hereby consent to the use of our report dated June 25, 2026 relating to the consolidated financial statements of Zentek Ltd. (the "Company") appearing in this Annual Report on Form 40-F for the year ended March 31, 2026. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

/s/ BDO Canada LLP

Oakville, Canada

June 25, 2026